Room 4561
      November 1, 2005

Mr. Owen L. J. Jones
Chief Executive Officer
Braintech, Inc.
930 West 1st Street
Unit 102
North Vancouver, British Columbia
Canada V7P 3N4

      Re:	Braintech, Inc.
      Form 10-KSB for Year Ended December 31, 2004
		Filed March 30, 2005
      File No. 0-24911

Dear Mr. Jones,

      We have reviewed your response letter dated August 12, 2005 and have the following comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.












Form 10-KSB for the Year Ended December 31, 2004

Item 7. Financial statements

Report of Independent Registered Public Accounting Firm
1. We have read your response to prior comment number 1 and note that the accountant`s report currently included in your Form 10-KSB for the year ended December 31, 2004 does not comply with Article 2.02 of
Regulation S-X as the signature was inadvertently omitted from the EDGAR submission. Please amend your 10-KSB to include a signed report from your independent accounting firm.

      As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

      You may contact Stathis Kouninis, Staff Accountant, at (202) 551-3476, Mark Kronforst, Senior Staff Accountant, at (202) 551-
3451
or me at (202) 551-3489 if you have any questions regarding these comments.


							Sincerely,


							Brad Skinner
						Accounting Branch Chief
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Mr. Owen L. J. Jones
Braintech, Inc.
November 1, 2005
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